December 15, 2016

CASSIDY & ASSOCIATES

215 Apolena Avenue

Newport Beach, California 92662

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	HEYU LEISURE HOLIDAYS CORPORATION
Registration Statement on Form S-1
File No. 333-201986

To the Securities and Exchange Commission:

HEYU LEISURE HOLIDAYS CORPORATION has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. No. 333-201986).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 12:00 EST on Tuesday, December 20, 2016.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Jarvis J. Lagman, Esq.

Cassidy & Associates